FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐              No   ☒

Banco Santander, S.A.

Item

1	Press release regarding the merger of Bank Zachodni WBK and Kredyt Bank in Poland.

NOT FOR DISTRIBUTION TO ANY U.S. PERSON, IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR TO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

Joint press release – outside trading hours – regulated information*

Santander and KBC agree to merge

Bank Zachodni WBK and Kredyt Bank in Poland

•	With nearly 900 branches and 3.5 million retail customers, the merged bank becomes Poland’s third bank by deposits, loans, branches and profit.

•

Following the proposed merger, Santander will hold approximately 76.5% of the merged bank and KBC around 16.4%. Other minority investors will hold around 7.1%. Banco Santander, S.A. has committed to help KBC to lower its stake in the merged bank to below 10% immediately after the merger. Furthermore, KBC’s intention is to divest its remaining stake, with a view to maximising value.

•	The agreement is based on an exchange ratio of 6.96 Bank Zachodni WBK shares for every 100 Kredyt Bank shares.

•

The merger is subject to independent evaluation by Bank Zachodni WBK and Kredyt Bank, as well as to obtaining regulatory approval from the Polish Financial Supervision Authority (Komisja Nadzoru Finansowego) and relevant competition clearance.

Madrid/Brussels 28 February 2012

Banco Santander, S.A. (‘Santander’) and KBC Bank NV (‘KBC’) announced today that they have entered into an investment agreement to combine their Polish banking subsidiaries, Bank Zachodni WBK S.A. (‘Bank Zachodni WBK’) and Kredyt Bank S.A. (‘Kredyt Bank’).

Bank Zachodni WBK and Kredyt Bank, with the support of their parent companies, Santander and KBC, have also reached an agreement regarding cooperation with respect to the proposed merger.

Emilio Botín, Chairman of Banco Santander, said: “With this transaction, Banco Santander will significantly strengthen its presence in Poland, one of the most dynamic economies in Europe, obtaining the critical mass we seek in our core markets. The transaction also underlines the flexibility and other advantages of Banco Santander’s model of stand-alone subsidiaries. From the outset, we will generate value for the shareholders of Banco Santander as well as those of the merged bank, and will create a more powerful institution for customers and employees in Poland.”

Jan Vanhevel, KBC Group CEO, welcomed today’s transaction, commenting as follows: “Today’s transaction is another major milestone in implementing the updated strategy we agreed with the European Commission. Even in an extremely challenging macroeconomic environment and in very volatile market circumstances, we have succeeded in reaching agreement on one of our most important divestment files.

Taking the decision to divest Kredyt Bank and to leave the Polish banking market was a very difficult one but difficult times have forced us to make difficult choices. We believe in the potential of the Polish market and of Kredyt Bank, in the professionalism of its management and employees and in the good service they deliver to their customers. But we are also convinced that, by taking this step, both KBC and Kredyt Bank have a clearer view of the future. This proposed merger offers opportunities for Kredyt Bank’s customers and employees alike.”

Description of the transaction and key terms

The transaction will entail a share capital increase in Bank Zachodni WBK, where the newly issued shares in Bank Zachodni WBK will be offered and rendered to KBC and the other shareholders of Kredyt Bank in exchange for their shares in Kredyt Bank.

Under the agreements, and subject to independent evaluation and final agreement by Bank Zachodni WBK and Kredyt Bank, as well as to obtaining regulatory approval from the Polish Financial Supervision Authority (Komisja Nadzoru Finansowego) and relevant competition clearance, Bank Zachodni WBK will merge with Kredyt Bank at the ratio of 6.96 Bank Zachodni WBK shares for every 100 Kredyt Bank shares. At current market prices, the transaction values Kredyt Bank at PLN 15.75 a share and BZ WBK at PLN 226.4 a share. The combined bank’s total pro forma value will be PLN 20.8 billion (EUR 5 billion.)

Both Bank Zachodni WBK and Kredyt Bank are listed on the Warsaw Stock Exchange. The merged bank will continue to be listed on the Warsaw Stock Exchange.

Following the proposed merger, Santander will hold approximately 76.5% of the merged bank and KBC around 16.4%. The rest will be held by other minority shareholders.

Santander has committed to help KBC to lower its stake in the merged bank from 16.4% to below 10% immediately after the merger. For this purpose, Santander will seek to place a stake with investors. In this regard, Santander has also committed to acquire up to 5% of the merged bank to assist KBC. Furthermore, KBC intends to divest its remaining stake, with a view to maximising its value.

Strategic rationale

For Santander

With this transaction, Santander will increase its presence in Poland, one of its ten core markets, underlining its long-term commitment to Poland. The proposed merger will consolidate the merged bank’s position as Poland’s third largest bank by all measures, with a market share of 9.6% in deposits, 8.0% in loans and 12.9% in branches (899). With more than 3.5 million retail customers, the merged bank will also be Poland’s third in terms of revenues and profit, significantly closing the gap to the leaders. Including the Santander Consumer finance business, the Group’s total market share in business volumes will amount to around 10% in Poland.

The proposed merger will produce business synergies in addition to those announced following the acquisition of Bank Zachodni WBK by Banco Santander.

Santander estimates the impact of this transaction on its Group core capital ratio under Basel II criteria will be around 5 basis points.

For KBC

For KBC, the transaction, taking place in challenging market circumstances, is another major milestone in the further implementation of the strategic plan agreed with the European Commission and a significant step towards repaying the state aid the group received.

Upon the deconsolidation of Kredyt Bank as a result of the proposed merger, and after a committed reduction of KBC’s participation below 10% shortly after the registration of the merger, at current market valuations approximately EUR 0.7 billion of capital will be released, predominantly based on a reduction of Risk Weighted Assets – corresponding with a pro forma tier-1 impact at KBC-group consolidated level (calculated at year-end 2011) of approximately +0.8%.

Assuming a full exit and based on current market valuations, the pro forma tier-1 impact at KBC- group consolidated level (calculated at year-end 2011) is estimated at approximately +0.9%.

Moreover, based on current market valuations, the transaction will have a positive effect on KBC’s income statement of approximately EUR +0.1 billion at the time of closing the transaction.

KBC will continue operating on the attractive Polish market through KBC Securities (brokerage) and KBC TFI (asset management).

Other aspects of the transaction

Under the investment agreement, Santander has also committed to acquire 100% of Zagiel, the consumer finance arm of KBC in Poland, at an adjusted net asset value, also subject to obtaining the relevant competition clearance.

Additionally, the existing cooperation between Kredyt Bank and KBC TFI (KBC’s Polish asset management company) will remain in place for the foreseeable future. The merged bank will distribute KBC TFI’s funds under a non-exclusive distribution agreement for a minimum term of two years from the proposed merger transaction.

The transaction is expected to close in the second half of 2012, subject to the registration of the merger between Bank Zachodni WBK and Kredyt Bank and to obtaining regulatory approval and relevant competition clearance.

More information can be found in the respective analyst presentations on www.kbc.com and www. gruposantander.com.

For media enquiries, please contact:

For Santander Group:

External Communications Tel.: +34 91 289 52 11 comunicacion@gruposantander.com

For KBC Group:

Viviane Huybrecht, General Manager, Group Communication/Spokesperson, KBC Group

Tel.: +32 2 429 85 45 pressofficekbc@kbc.be

For Investor Relations, please contact:

For Santander Group:

Angel Santodomingo Tel.: +34 91 259 6514, investor@gruposantander.com

For KBC Group:

Wim Allegaert, General Manager, Investor Relations, KBC Group

Tel.: +32 2 429 40 51 wim.allegaert@kbc.be

*	This news item contains information that is subject to the transparency regulations for listed companies.

Note for the editor:

About Santander Group

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone and is among the fifteen in the world by market capitalisation. Founded in 1857, Santander had EUR 1 383 trillion in managed funds, more than 102 million customers, 14 760 branches – more than any other international bank – and 193 000 employees at the close of 2011. It is the largest financial group in Spain and Latin America. Furthermore, it has significant positions in the United Kingdom, Portugal, Germany, Poland and the U.S. northeast. Santander Consumer Finance operates in the Group’s core markets as well as in the Nordic region. In 2011, Grupo Santander recorded EUR 7 021 million in recurring net profit.

About Bank Zachodni WBK

Bank Zachodni WBK S.A. is a premium universal bank and one of the three largest in Poland in terms of branch network and revenue, with a nationally recognised and respected brand. The Bank was founded in 1989, and in 2001 as a result of the merger of Bank Zachodni and Wielkopolski Bank Kredytowy, Bank Zachodni WBK was formed. Bank Zachodni WBK became a member of the Santander Group in April 2011.

As of end of 2011, Bank Zachodni WBK had total assets worth EUR 13.6 billion, a total loan portfolio of EUR 8.6 billion and total deposits of EUR 10.6 billion. The Bank employs 9 383 staff and has a network of 622 branches (including 96 franchise outlets). Bank Zachodni WBK reported gross profit of EUR 369.3 million in 2011 with ROE at 21.2%.

About KBC Group (www.kbc.com)

KBC is an integrated multi-channel bancassurance group, catering mainly for retail, SME and local midcap customers. It concentrates on its home markets of Belgium and certain countries in Central and Eastern Europe (Czech Republic, Slovakia, Bulgaria and Hungary). Elsewhere around the globe, the group has established a presence in selected countries and regions.

KBC provides banking, insurance and asset management products and services via its integrated distribution channel consisting of bank branches, insurance agents and brokers and the Internet.

KBC’s headquarters are located in Brussels (Belgium), the heart of Europe. The group employs more than 47 000 FTE (nearly 60% of whom in Central and Eastern Europe).

KBC is listed on NYSE Euronext Brussels (ticker symbol ‘KBC’).

Follow KBC at www.twitter.com/kbc_group

About Kredyt Bank (www.kredytbank.pl)

Kredyt Bank S.A. is the Polish banking group belonging to KBC.

Kredyt Bank was founded in 1990, as one of the first privately owned banks in Poland. It is today a large, publically traded universal bank, for years maintaining its position among the ten largest banks in Poland.

At the end of 2011 Kredyt Bank had total assets worth EUR 9.4 billion (3.2% market share), a total gross loan portfolio of EUR 6.8 billion (3.4% market share) and total deposits of EUR 6.4 billion (3.3 % market share). The bank has a substantial distribution network of 373 branches throughout Poland and employed 5 000 people at the end of 2011. It is a well-established and recognised brand.

Legal disclaimer:

The information contained herein is provided solely for informational purposes and does not constitute any firm financial projections, nor offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities in any jurisdiction.

This press release is not an offer to sell the securities in the United States and it is not soliciting an offer to buy the securities. The shares of Bank Zachodni WBK S.A. have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The potential merger will be conducted on the basis of an information memorandum to be published in Poland by Bank Zachodni WBK in connection with such potential offering and merger. Any decision in respect of, or other response to, the securities to be offered or the merger should be made only on the basis of the information contained in such information memorandum. Investors in jurisdictions other than Poland may be subject to restrictions and may not be able to receive securities to be issued in connection with th potential merger.

This announcement does not constitute a prospectus or a prospectus equivalent document.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore any persons should inform themselves about, and observe any applicable requirements in their respective jurisdictions before releasing, publishing or distributing this announcement. This announcement has been prepared for the purpose of complying with Belgian and Spanish law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Belgium and Spain.

Copies of this announcement and any formal documentation relating to the offering of securities and/or the merger are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any such jurisdiction.

This announcement contains certain forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aims”, “continue”, “will”, “may”, “should”, “would”, “could”, or other words of similar meaning. These statements are based on assumptions and assessments and by their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements. Neither Santander nor KBC assumes any obligation to update or correct the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. Nothing in this announcement should be construed as a profit forecast.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 28, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President